LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com

March 16, 2010

Via EDGAR Submission

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Comtex News Network, Inc. Preliminary Proxy Statement on Schedule 14A Filed on February 5, 2010 File No. 0-10541

Schedule 13E-3 Filed on February 5, 2010 File No. 5-34168

Dear Mr. Hindin:

On behalf of Comtex News Network, Inc. (the “Company”), we are providing responses to the Staff’s letter, dated March 3, 2010.  The Company’s responses are set forth below and are keyed to the numbered comments set forth in the Staff’s comment letter.

Schedule 13E-3

1.           Please revise the Schedule 13E-3 to specifically incorporate by reference the preliminary proxy statement on Schedule 14C and file it as an exhibit.  Currently, the schedule only refers to a “Proxy Statement, dated February [ ], 2010…”

Please refer to the Introduction and Item 16 of Amendment No. 1 to Schedule 13E-3, which have been revised in response to this comment.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Perry Hindin
Special Counsel
U.S. Securities and Exchange Commission
March 16, 2010

Proxy Statement
General

2.           Please revise the proxy statement to include all disclosure currently found in the Schedule 13E-3 that does not also appear in the proxy statement.  As an example, but without limitation, refer to the disclosure contained in Items 4(e), 8, 9, 10 and 14 of the Schedule 13E-3.  See the Instructions to Rule 13e-3(e)(1).  Consistent with this instruction, also provide on the outside front cover page of the proxy statement the legend required by Exchange Rule 13e-3(e)(1)(iii).

Please refer to the cover page of the proxy statement, which has been revised to include the legend required by Rule 13e-3(e)(1)(iii).  In addition, please refer to the table below, which sets forth information contained in the Schedule 13E-3 and the caption of corresponding sections of the proxy statement, which have been revised to include the information referenced in this comment.

Schedule 13E-3	Proxy Statement

Item 4(e)	“Special Factors—Fairness of the Reverse Stock Split—Unaffiliated Representative; Access to Information”

Item 8(a)	“Special Factors—Fairness of the Reverse Stock Split—Fairness of the Reverse Stock Split” and “—Approval of Directors”

Item 8(c)	“Special Factors—Fairness of the Reverse Stock Split—Approval of Stockholders”

Item 8(d)	“Special Factors—Fairness of the Reverse Stock Split—Unaffiliated Representative; Access to Information”

Item 8(e)	“Special Factors—Fairness of the Reverse Stock Split—Approval of Directors”

Item 8(f)	“Special Factors—Fairness of the Reverse Stock Split—Other Offers”

Item 9(a)	“Special Factors—Reports, Opinions, Appraisals and Negotiations”

Item 11(b)	“Special Factors—Purposes of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Effects of the Reverse Stock Split—Special Effects on Affiliated Persons”

12(d)	“Special Factors—Purposes of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Effects of the Reverse Stock Split—Special Effects on Affiliated Persons”

14	“Special Factors—Purposes of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Effects of the Reverse Stock Split—Effects on the Company”

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Perry Hindin
Special Counsel
U.S. Securities and Exchange Commission
March 16, 2010

3.            Please revise the proxy statement and form of proxy, when filed, to clearly mark them as “Preliminary Copies.”  Refer to Rule 14a-6(e)(1).

Please note that “Preliminary Copy” has been added to the header of the preliminary proxy statement and the form of proxy in response to this comment.

4.           Please revise the proxy statement to correct all references to the approximate number of holders of record.  As noted in a phone call between Adam Wheeler and Perry Hindin on March 2, 2010, the Company currently has more than 500 holders of record.  Please also complete all blanks that currently exist in the filing.  We may have further comment upon review of such additional information.

Please note that all references to the number of record holders of the Company’s Common Stock have been revised to reflect the current number of record holders, which is in excess of 500.  Please note that all blanks in the filings (other than the date of the meeting and other final information) have been completed in response to this comment.

General Information, page 3

5.           Please include a summary term sheet in the beginning of the proxy statement.  See Exchange Act Rule 13e-3(e)(1)(i) and the related instructions.  Item 1001 of Regulation M-A requires that the summary term sheet provide shareholders with sufficient information to understand the essential features and significance of the proposed transaction.  Please revise the disclosure to include the following information:

●	Whether the Company has financial resources to cash out all fractional shares resulting from the reverse split;
●
Whether a shareholder owning in the aggregate 1,000 or more shares but holding the shares in several accounts or record holder names with less than 1,000 shares will be cashed out unless he consolidates his accounts prior to the reverse split;

●	What action, if any, are shareholders required to take in connection with the reverse stock split, e.g., submit a transmittal letter;
●	A brief summary of the material U.S. federal income tax consequences of the transaction;
●	A brief statement as to the accounting treatment of the transactions (if the Company determines that the accounting treatment disclosure is not material, explain why in your response letter);
●	The effect of the reverse split on the holdings of the Company’s directors, executive officers and their affiliates;
●	The existence, or lack thereof, of appraisal rights; and
●	A statement whether the Company believes the Rule 13e-3 transaction to be fair to all unaffiliated shareholders, including those shareholders who will not be cashed out.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Perry Hindin
Special Counsel
U.S. Securities and Exchange Commission
March 16, 2010

Pursuant to Item 1001 of Regulation M-A, please include cross-references of the more detailed discussion of the issues raised in the summary term sheet.

Please refer to the new section captioned “Summary Term Sheet,” which has been added in response to this comment.  The Company has also added a “Questions and Answers” section that presents summary information in a format that may be more accessible for some stockholders.

Please refer to the section captioned “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Effects of the Reverse Stock Split—Effects on the Company,” which has been revised to include disclosure regarding the accounting treatment of the reverse stock split.  It is the Company’s position that the accounting treatment of the reverse stock split is not material.  The reverse stock split will result in an addition to paid-in capital and a reduction to common stock.  This adjustment does not affect total stockholders’ equity, assets or liabilities of the Company, nor does it affect any item on the Company’s income statement or statement of cash flows.

6.           See our preceding comment.  Here or in an appropriate part of the proxy statement, discuss the treatment of record and beneficial ownership in the reverse stock split, with appropriate explanation of those terms.  If the nominees holding for the account of individual shareholders may affect whether or not the shares of those persons for whom they hold will be cashed out in the reverse stock split, please discuss.

Please refer to the new section captioned “Important Information Regarding Beneficial Ownership and Record Ownership,” which has been added in response to this comment.  In addition, we have added related disclosure in other appropriate sections of the proxy statement, including “Summary Term Sheet” and “Questions and Answers.”

7.           Please revise the proxy statement so that the information required by Items 7, 8 and 9 of Schedule 13E-3 appears in a “Special Factors” section toward the beginning of the proxy statement.  Consider locating the section so that it follows the summary section.  See Rule 13e-3(e)(1)(ii) of the Exchange Act.

Please refer to the new section captioned “Special Factors,” which has been added, and the information therein which has been reorganized and revised, in response to this comment.

Forward-Looking Statement, page 4

8.           Please note the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction.  Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009.  Please revise accordingly.

Please refer to the section captioned “Forward-Looking Statements,” which has been revised in response to this comment.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Perry Hindin
Special Counsel
U.S. Securities and Exchange Commission
March 16, 2010

Election of Directors, page 5

9.           Please expand the disclosure to explain why the Company is soliciting proxies to elect six directors to serve for the term of office specified on page 5 given disclosure both on this page and in the Company’s Form 10-K for the fiscal year ended June 30, 2009 that appears to suggest that some of these directors currently serve and will continue to serve until their terms expire in 2011 and 2012.

Please refer to the section captioned “Proposal No. 1” and related disclosure elsewhere in the proxy statement.  We appreciate the Staff drawing our attention to the inconsistency between our disclosure in the proxy statement and our prior disclosure in our periodic reports.  We have revised this section to reflect that the only nominees for election to the Board are the one director whose term expires in 2010 and a new nominee to fill an existing vacancy on the Board.

Effects of the Reverse Stock Split, page 6

10.           This section discloses the effects on Cashed-Out Stockholders and Continuing Stockholders.  However, Item 1013(d) of Regulation M-A also requires you to address the impact on “affiliates and unaffiliated security holders.”  See Item 1013(d) of Regulation M-A.  Please supplement the disclosure accordingly.

Please refer to the section captioned “Special Factors—Purpose of, Alternatives to, Reasons for and Effects of the Reverse Stock Split—Effects of the Reverse Stock Split,” the relevant portions of which have been revised in response to this comment and to clarify the impact on affiliated and unaffiliated stockholders.

Recommendation of the Board; Fairness of the Transaction, page 25

11.           All of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the Company’s fairness determination and should be discussed in reasonable detail.  Please refer to Question Nos. 20 and 21 of Exchange Act Release No. 34-17719.  It appears that all of such factors are missing or lacking sufficient detail.  Please revise the disclosure accordingly.  If the board did not consider one or more of the factors listed in Instruction 2, state that and explain in detail why the factor(s) were not deemed material or relevant.  If any of the procedural safeguards in Item 1014(c), (d) and (e) were not considered, please explain why the board of directors believes the proposed reverse stock split is procedurally fair in the absence of such safeguards.

Please refer to the section captioned “Special Factors—Fairness of the Reverse Stock Split—Factors Considered in Determining Fairness,” which has been revised to address the factors required by Item 1014 of Regulation M-A and the instructions thereto, as well as Questions 20 and 21 of SEC Release No. 34-17719.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Perry Hindin
Special Counsel
U.S. Securities and Exchange Commission
March 16, 2010

Incorporation by reference, page 29

12.           In circumstances where the filing person elects to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders.  See Instruction 1 to Item 13 of Schedule 13E-3.  In addition, please refer to telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at htt;//www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer.  Please revise the disclosure to include the information required by Item 1010(c) and expressly incorporate by reference the financial information required by Item 1010(a) and (b).  In responding to this comment, please note that we were not able to locate in the documents incorporated by reference or in the proxy statement itself the information required by Item 1010(a)(3) and (a)(4).  Please advise or revise.

In addition, please be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(a)(3) and (c)(4) of Regulation M-A is not limited to circumstances in which a company has registered debt securities and/or preference equity securities.  Rather, Item 1010(a)(3) and (c)(4) of Regulation M-A requires that the Company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.”  The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the Company has any fixed charges.

Please refer to the newly added Annexes I, II and III, which include the audited financial statements and related notes for the fiscal year ended June 30, 2009 and the unaudited financial statements and related notes for the fiscal quarters ended September 30, 2009 and December 31, 2009.  We believe this information satisfies the requirements of Item 1010(a) of Regulation M-A and accordingly eliminates the need for the Company to provide Summary Financial Information pursuant to Item 1010(c) of Regulation M-A.

Please refer to the section captioned “Other Information—Financial and Other Information Regarding the Company,” which has also been revised to disclose (i) the net book value per share of the Common Stock with respect to each of the periods required by Item 1010(a)(4) of Regulation M-A, and (ii) the ratio of earnings to fixed charges with respect to each of the periods required by Item 1010(a)(3) of Regulation M-A, calculated in accordance with Item 503(d) of Regulation S-K.  Please also refer to the section captioned “Special Factors—Fairness of the Reverse Stock Split—Factors Considered in Determining Fairness,” which has been revised to include a discussion of the Special Transaction Committee’s consideration of net book value per share in determining the price to be paid to Cashed-Out Stockholders.

In addition, it is the Company’s position that pro forma financial information, as required by Item 1010(b) of Regulation M-A, would not provide useful information to the stockholder as the Reverse Stock Split will have no substantive effect on the financial statements of the Company.  See the response to Comment #5.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Perry Hindin
Special Counsel
U.S. Securities and Exchange Commission
March 16, 2010

13.           The third paragraph in this section indicates that the Company intends to forward incorporate by reference any additional documents it may file between the date of the proxy statement and the date of the special meeting.  Please advise us of the basis on which you are relying to forward incorporate by reference.  In responding to such comment, please note comment 2 above and the Company’s updating and dissemination obligations noted in Exchange Act Rule 13e-3(d)(2), (e)(2) and (f)(1)(iii).  Alternatively, delete this statement and revise the proxy statement to specifically incorporate any additional filings you make before the special meeting, including the Company’s Form 10-Q for the fiscal period ending December 31, 2009 filed on February 16, 2010.

Please refer to the section captioned “Incorporation by Reference,” which has been revised to eliminate forward incorporation by reference.  The Company notes that the Form 10-Q for the period ended December 31, 2009 was specifically incorporated by reference in the previous draft of the preliminary proxy statement.

Where You Can Find More Information, page 29

14.           Given comment 2 above, please delete the third sentence of the first paragraph of this section.

Please refer to the section captioned “Where You Can Find More Information,” which has been revised in response to this comment.

15.           Please revise the second paragraph of this section to refer to the correct address of the United States Securities and Exchange Commission.

Please refer to the section captioned “Where You Can Find More Information,” which has been revised in response to this comment.

Proxy Card

16.           Exchange Act Rule 14a-4(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.”  Exchange Act Rule 14a-4(b)(1) further requires that the form of proxy provide separate boxes for shareholders to choose between approval, disapproval or abstention “with respect to each separate matter referred to therein as intended to be acted upon…”  These rules are intended to provide a means for shareholders to communicate their views to the board of directors on each matter to be acted upon.  Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does.  See the September 2004 interim supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  We believe the Company must present as separate matters:  (i) the reverse stock split; (ii) the reduction of the number of authorized shares of common stock; and (iii) the permitting of stockholder actions by written consent.  Please revise to allow shareholders to separately vote on each of these matters.  Alternatively, please provide us with a brief legal analysis as to why separation of these matters is not required under Rule 14a-4(b).

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Perry Hindin
Special Counsel
U.S. Securities and Exchange Commission
March 16, 2010

The Company has elected not to reduce the number of authorized shares of Common Stock in connection with the Reverse Stock Split.  Accordingly, there are now two proposals that may result in two separate amendments to the Company’s Certificate of Incorporation: (i) the Reverse Stock Split; and (ii) permitting actions of the Company’s stockholders to be taken by written consent.  Please refer to the cover page of the proxy statement and the proxy card, which indicate that these proposals have been separated for consideration by the stockholders of the Company.  In addition, please note that the proposals are presented separately as Proposal No. 2 and Proposal No. 3 in the body of the proxy statement.

17.           We note the language at the bottom of the card that appears to be provided in reliance on Exchange Act Rule 14a-4(c)(3).  Given that the card expressly appoints Mr. Paterson and Ms. Gordon as proxies, please advise why the referenced language indicates that if any other business is presented at the special meeting, the proxy will be voted by unidentified individuals who constitute “the majority of the board of directors.”

Please refer to the form of proxy, which has been revised to reflect that Mr. Paterson and Ms. Gordon, absent instructions from stockholders, will vote proxies on any additional matters as instructed by the Board of Directors.

*  *  *  *

The Company duly acknowledges:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Mr. Perry Hindin
Special Counsel
U.S. Securities and Exchange Commission
March 16, 2010

We trust the foregoing is responsive to the Staff’s comments.  We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009 or Adam P. Wheeler at 202-274-2013.

Very truly yours,

/s/ Marc Levy